UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Cidade de Deus, Osasco, SP, January 10, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

     We  hereby  communicate  that all the  proposals  examined  in the  Special
General Meeting held on this date were approved, as follows:

-    the Proposals of the Board of Directors to:

1)   amend partially the Corporate Bylaws, in letter "e" of Article 9, extending the duties of the Board of Directors,  which will henceforth also authorize acquisitions,  sales and  encumbrances of the Permanent Asset items, and of the  ownership  interests  of a  non-permanent  nature  of its  direct  and indirect  subsidiaries,  when amounting to more than 1% of their respective
     Stockholders'  Equities, and in the main provision of Article 13, improving the language thereof;

2)   cancel  9,797,900,000  nominative  book-entry  common  stocks,  with no par value,  held in treasury,  representative  of its own Capital,  without the reduction thereof,  with the consequent  amendment of the main provision of
     Article 6 of the Corporate Bylaws;

3)   increase the Company Capital, by the amount of R$501,000,000.00, raising it from  R$5,200,000,000.00  to  R$5,701,000,000.00,  through the  issuance of
     66,800,000,000 new nominative book-entry stock, with no par value, of which
     33,652,745,021  are common stocks and  33,147,254,979  preferred stocks, at the amount of R$7.50 per lot of a thousand stocks,  to be paid up at sight, as follows:

• the stockholders

-    will be able to perform  their  preemptive  rights  within the period  from
     January  20 to  February  19,  2003,  at the  rate of  4.678263291%  of the stockholder  position held at the date of the Meeting (January 10, 2003) in shares of the same class;

-    with stocks under  custody in the Stock  Exchange  they shall perform their rights in the respective depositing Brokers up to February 17, 2003;

-    who do not wish to exercise their  preemptive  rights to the  subscription, may trade them in the Stock  Exchange,  at the market value, up to February
     12, 2003;

•         the  Subscription  Lists  will be  available  to the  stockholders  in
          Bradesco Branch Network, from January 20 to February 19, 2003;

•         notwithstanding  the  delivery  date  of the  Subscription  List,  the payment of the subscribed amount will occur on March 7, 2003, the same date of the payment of the Complementary  Interests on the Own Capital distributed  on December 30, 2002,  and the  stockholder  shall make a choice of one of the methods provided for in the Subscription List;

•         any surpluses of stocks will be sold by means of an auction to be held in the São Paulo Stock Exchange, under the conditions established in the proposal of the Board of Directors and the related legislation.

Dividends:  The stocks  subscribed in the respective  capital increase will have the right to dividends  and/or monthly and possibly  complementary  interests on own capital,  as from the month in which the  respective  process is approved by the Central Bank of Brazil.  They will also be fully  entitled to any advantages granted  to the other  stocks,  as from the month in which said  approval  takes place.

     These decisions will become  effective after the necessary  approval of the respective processes by the Central Bank of Brazil.

                                    Regards,

                               Banco Bradesco S.A.

                       Carlos Alberto Rodrigues Guilherme
                           Executive Managing Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.